China North East Petroleum Holdings, Ltd.

20337 Rimview Place

Walnut, CA 91789

October 12, 2007

Brad Skinner

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street NE

Washington, DC 20549

Re:	China North East Petroleum Holdings, Ltd.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 16, 2007
File No. 0-49846

Form 10-QSB for the period ended June 30, 2007
Filed August 14, 2007

Dear Mr. Skinner:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China North East Petroleum Holdings, Ltd. (the “Company”) dated September 17, 2007.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for year ended December 31, 2006

Management’s discussion and Analysis of Financial Condition and Result of Operations Overview, page 17

Staff Comment 1.          We note the payments due by PetroChina for sales of your crude oil are remitted to Yu Qiao, who forwards the payments to you after deduction of their 2% management fee. Please tell us and disclose how you account for your revenue recognition for sales to PetroChina, and your accounting for the management fee to Yu Qiao.

Mr. Brad Skinner

U.S. Securities and Exchange Commission

October 12, 2007

Response: The Company recognizes revenue when oil is delivered to PetroChina and the quantities delivered are confirmed by PetroChina. At that time, title to the goods has passed to the customer and there is no uncertainty regarding the customer’s acceptance of the goods. For the fiscal year ended 2006, when the Company recognized revenue, it also recorded the 2% management fee payable to Yu Qiao and included this fee as a cost of revenues. In 2007, the Company acquired 90% of Yu Qiao. As a result, the Company is no longer required to pay the 2% management fee.

Staff Comment 2.          We note that you reached a settlement agreement in April 2006 regarding the amounts owed to you by Yu Qiao. We also note that an additional agreement was reached in September 2006 whereby the amounts owed to you by Yu Qiao were offset by the $485,221 you owed to a related party and the $1.25 million you owed to a company owned by that same related party. Please tell us and revise to disclose your accounting for these transactions in more detail.

Response: In April 2006, the Company entered into a settlement agreement with Yu Qiao pursuant to which Yu Qiao agreed to pay to the Company all amounts owed to the Company. Yu Qiao’s obligations under this settlement agreement were guaranteed by a related party. Subsequently, in September 2006, the same related party acquired 70% of Yu Qiao directly and 30% of Yu Qiao indirectly through related parties, at which time the Company and the related party agreed to offset the amount owed to the Company by Yu Qiao against amounts owed by the Company to the related party and to a company controlled by the related party. Subsequently, Yu Qiao paid the Company all amounts it owed so that the offset was unnecessary. As a result, the Company continued to reflect the amount owed to the related party in its long-term liabilities.

Liquidity and Capital Resources, page 20

Staff Comment 3.          We note the significant increase in your accounts payable related to drilling expenditure. Revise your disclosure to tell us in more detail the terms of this agreement and your accounting treatment for these transactions.

Response: The Company disclosed on page 20 under the heading “Liquidity and Capital Resources” that the increase in accounts payable was primarily due to drilling expenditures payable to Songyuan First Drilling Services Limited, a subsidiary of PetroChina. The Company disclosed that in 2006 it entered into a drilling agreement with Songyuan to drill wells in the Qian’an 112 oil tract of which 12 new wells had been completed as of December 31, 2006 obligating the Company to pay Songyuan approximately $5.7 million. Pursuant to the drilling agreement, the Company agreed to pay Songyuan RMB 100,000 in advance prior to the commencement of drilling each well and the balance of the drilling fees over a 12-month period. Accordingly, as of December 31, 2006, the unpaid drilling fees were recorded in the Company’s balance sheet as current liabilities.

Mr. Brad Skinner

U.S. Securities and Exchange Commission

October 12, 2007

Subsequently, in July 2007, the Company negotiated an amendment to the payment terms under the drilling agreement, which enables the Company to pay the drilling expenses for each well over 24 months beginning upon completion. As a result, for the period ended June 30, 2007, the Company should have recorded the unpaid drilling fees as long-term liabilities and the Company will revise its Condensed Consolidated Balance Sheet in its Form 10-QSB for that period accordingly.

In addition, drilling costs incurred by the Company are credited either to “oil and gas properties under construction” if the wells are incomplete at the end of a reporting period or to “oil and gas properties” if the wells are complete and in production. The Company also records the unpaid drilling costs as “accounts payable” in either current or long-term liabilities on the Company’s Consolidated Balance Sheet and any increase in accounts payable is reported on the Company’s Consolidated Statements of Cash Flows. As drilling fees are paid, the Company will reduce “accounts payable” on its balance sheet with a corresponding reduction in cash and cash equivalents on its balance sheet.

The Company will amend its Quarterly Reports on Form 10-QSB for the period ended June 30, 2007 to record drilling expenses as long-term liabilities and to add a more detailed description of the terms of the agreement with Songyuan.

Staff Comment 4.          We note your working capital balance at December 31, 2006 is a negative $9.8 million and that such amount has increased to a negative $21.5 million by June 30, 2007. This would seem to raise substantial doubt about your ability to continue as a going concern. Please tell us and disclose your consideration of this issue and why a going concern opinion is not disclosed within your financial statements and liquidity discussion.

Response: We concur that we have negative working capital balance, but senior management has monitored this situation very closely. To improve the negative working capital situation, senior management has taken the following actions:

1.

On June 29, 2007, the Company negotiated an agreement with the principal stockholder and a related party pursuant to which these individuals have agreed to waive repayment of advances made to the Company totaling $7,197,813, which reduced the Company’s current liabilities by $1.75 million as of June 30, 2007.

2.

In January 2007, the Company acquired 90% of the equity interest of Song Yuan City Yu Qiao Oil and Gas Development Limited Corporation. As the majority shareholder of Yu Qiao, the company may exploit the rights to extract and develop additional oil tracts, including Da 34 and Gu 31 owned by Yu Qiao. The additional oil tracts acquired comprise approximately 3,200 acres with 227 producing oil wells. The Company believes that such acquisition will substantially increase the Company’s revenues and cash from operations enabling it to accelerate payment of outstanding accounts payable. In fact, as of September 30, 2007, the Company has paid accounts payable in an aggregate amount of approximately $4.3 million.

Mr. Brad Skinner

U.S. Securities and Exchange Commission

October 12, 2007

3.

In addition, in July 2007, the Company negotiated new payment terms with its primary drilling company that enables the Company to pay the drilling expenses for each well over 24 months beginning upon completion of the well. As a result, current liabilities for the quarter ended June 30, 2007 should have been reduced by $14,606,257, and long-term liabilities should have been increased by the same amount.

4.	The Company is also actively pursuing additional funding to enable it to continue to invest in drilling new wells thereby increasing revenue and cash from operations.

As a result of the foregoing measures, management believes that the Company does not have a going concern issue. We will revise our balance sheet and cash flow statements for the period ended June 30, 2007 and our disclosures in our Quarterly Report on Form 10-QSB for that period to discuss these issues in more detail.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-3

Staff Comment 5.          We note that in 2005, you had a Gain on disposal of oil and gas properties of $1,455. As indicated in Rule 4-10(c)(6)(i) of Regulation S-X, generally, sales should not result in any gain or loss. Please detail in the notes to the financial statements the transaction which results in the gain.

Response: This gain was related to the sale of drilling material and equipment. However, the amount involved and its financial effect is insignificant.

Consolidated Statements of Stockholders’ Equity, page F-4

Staff Comment 6.          Tell us the accounting literature which supports your recognition of Imputed interest expense on advances from a stockholder and related parties as Additional paid-in capital. Generally, loans from related parties and their interest should not be classified as part of shareholders’ equity. We note that the loans are presented as liabilities in the Balance Sheet; yet, the interest expense appears to be recorded as a capital contribution.

Response: The loans made by the principal stockholder and related parties do not bear interest contractually. We followed APB 21.12 to record as interest expense an amount that reasonably approximates the fair value of these loans by using an imputed rate of interest calculated on their face value.

Mr. Brad Skinner

U.S. Securities and Exchange Commission

October 12, 2007

As the imputed interest amount is not expected to be paid to the stockholder and the related parties, it was recorded as an in-kind contribution to capital and was credited to additional paid-in capital.

Note 1 – Summary of Significant Accounting Policies and Organization

(F) Oil and Gas properties, page F-9

Staff Comment 7.         Revise the notes to your financial statements to include the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S-X.

Response: As of December 31, 2006 and 2005, the Company incurred no costs in unproven oil and gas properties. If the Company does incur such costs in the future, it will include specific disclosure on this issue in future filings.

Note 1 – Summary of Significant Accounting Policies and Organization

Revenue Recognition, page F-10

Staff Comment 8.         Revise to disclose the impact, if any, management fees such as those due to Yu Qiao, have on your revenue recognition policy.

Response: The Company recognizes revenue when oil is delivered to PetroChina and the quantities delivered are confirmed by PetroChina. At that time, title to the goods has passed to the customer and there is no uncertainty regarding the customer’s acceptance of the goods. The management fee paid to Yu Qiao did not have any impact on our revenue recognition policy. As a result, no revision to this policy is required.

Note 2 – Business Combinations between Entities under Common Control, page F-13

Staff Comment 9.          We note you entered into a joint venture agreement with a related party and now share 90% of the equity and profit interests of Song Yuan Technical, with the related party sharing the remaining 10%. Tell us and disclose in more detail why this transaction was accounted for as a reorganization of entities under common control.

Response: Prior to the acquisition of Song Yuan Technical by the Company, Mr. Wang Hongjun, the Company’s President and a principal stockholder and Mr. Wang’s mother held 49% and 51%, respectively, of Song Yuan Technical. As a result, we determined that the Company and Song Yuan Technical were under common management and that this transaction should be accounted for as a reorganization of entities under common control.

Mr. Brad Skinner

U.S. Securities and Exchange Commission

October 12, 2007

Form 10-QSB for period ended March 31, 2007

Notes to the Condensed Consolidated Financial Statements as of March 31, 2007, page 7

Staff Comment 10.       We note the significant increases in your balances for oil and gas properties, oil and gas properties under construction and accounts payable from December 31, 2006. Please revise the notes to your condensed consolidated financial statements to provide further disclosure regarding each of these balance sheet accounts.

Response: The significant increases in these line items were a direct result of the drilling of an additional 100 wells in the first quarter of 2007, of which 47 wells were completed and 53 wells were under construction. We will revise the notes to the condensed consolidated financial statements as of June 30, 2007 and March 31, 2007 (unaudited) to include a more detailed disclosure of our oil and gas properties, oil and gas properties under construction, and accounts payable to show the effects of the increases due to the acquisition of Yu Qiao.

Note 2. Organization, page 7

Staff Comment 11.       Tell us and disclose in more detail why it is appropriate to account for the acquisition of Yu Qiao as a reorganization of entities under common control.

Response: At the time of the Company’s acquisition of Yu Qiao, 70% of Yu Qiao was owned by the mother of Mr. Wang Hongjun, the Company’s President and a principal stockholder, and 30% of Yu Qiao was owned by third parties on her behalf. We therefore determined that the Company and Yu Qiao were under common management and accordingly accounted for this acquisition as a reorganization of entities under common control.

Item 3. Controls and Procedure, page 22

Staff Comment 12.       We note your chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2006, your disclosure controls and procedures were effective. Tell us and disclose if the controls and procedures were effective as of March 31, 2007.

Response: The controls and procedures were effective as of March 31, 2007 and the disclosure on page 22 under the heading “Controls and Procedures” will be amended as requested.

Form 10-QSB for period ended June 30, 2007

Condensed Consolidated Statements of Operations and Comprehensive Income, page 6

Staff Comment 13.       Gain on disposal of fixed assets should be included in Income from Operations and not part of non-operating income. See paragraph 45 of SFAS 144.

Mr. Brad Skinner

U.S. Securities and Exchange Commission

October 12, 2007

Response: We will revise the Condensed Consolidated Statements of Operations and Comprehensive Income for the six months ended June 30, 2007 (unaudited) to include gain on disposal of fixed assets in Income from Operations.

Notes to the Condensed Consolidated Financial Statements as of June 30, 2007, page 8

Staff Comment 14.       Revise to disclose the factors behind your presentation of restated Condensed Consolidated Statement of Operations and Comprehensive Income and Condensed Consolidated Statements of Cash Flows for the three and six months ended June 30, 2006.

Response: We will revise the notes to the condensed consolidated financial statements as of March 31, 2007 and June 30, 2007 (unaudited) to disclose the factors behind the presentation of restated Condensed Consolidated Statement of Operations and Comprehensive Income and Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2007 and the three and six months ended June 30, 2006 respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 14

Staff Comment 15.       Revise to disclose the factors behind the significant increase in your accounts payable balance from December 31, 2006, as well as March 31, 2007. Please tell us and disclose the specific terms of these accounts payable and why the balance has not decreased from December 31, 2006. Disclose the potential impact these balances could have on your liquidity.

See Response to Staff Comment 4 and 10 above.

Staff Comment 16.       Amend your filing to disclose the information required by Items 307 and 308(c) of Regulation S-B.

Response: The Company’s quarterly report on Form 10-QSB for the period ended June 30, 2007 will be amended to include the information required by Items 307 and 308(c) of Regulation S-B.

Engineering comments

Form 10-KSB for year ended December 31, 2006

Description of Business, page 3

Drilling Programs, page 5

Mr. Brad Skinner

U.S. Securities and Exchange Commission

October 12, 2007

Staff Comment 17.       We note your statement, “during 2006, the company drilled 17 new productive wells in Qian 112 area and 1 new productive well in Hetingbao 301 area.” Directly below this, the “drilling statistics” table displays 44 productive net development wells for 2006. Please revise your document to resolve this inconsistency.

Response: The 44 productive net development wells for 2006 includes 21 existing wells drilled in 2005, 5 wells in HE 301 added as a result of the acquisition of LongDe in 2006 and 18 new productive wells drilled in Qian’an 112 and HE 301 in 2006. We will clarify in future filings the number of wells drilled and put in production on a per year basis.

Notes to the Consolidated Financial Statements, page F-6

Supplemental Oil and Gas Disclosures (Unaudited), page F-22

Staff Comment 18.       The Hetingbao acquisition – page 5 – is not included in the changes to your 2006 proved reserves. Also your proved reserves for prior years-end do not agree with the figures in your 2005 Form 10-KSB (page F-18). Financial Accounting Standard 69, paragraph 11 requires explanation of significant line item changes to proved reserves. Please amend your document to comply with the requirements of FAS 69.

Response: The Company’s estimated quantities of proved oil reserves reported in footnote 18D – “Supplemental Oil and Gas Disclosures” to its consolidated financial statements for the year ended December 31, 2006 and 2005, did include the proved oil reserves of Hetingbao (HE 301) acquired by the Company in 2006. We have supplementally provided the Commission with the Company’s 2006 reserve report for HE 301.

The Company acquired HE 301 from a related party through the acquisition of LongDe, as an entity under common control pursuant to SFAS 141 “Business Combinations.” Pursuant to Paragraphs D11-D18 of Appendix D of SFAS 141, the Company added the net production proved oil reserves of HE 301 for 2003, 2004, and 2005 of 656.253MBbls, 653.296MBbls, and 640.354MBbls, respectively, to the Company’s proved oil reserve balances at December 31, 2003, 2004 and 2005, which is the reason that the proved reserves reported in the Company’s 10-KSB for fiscal year 2006 are not the same as that reported in the Company 10-KSB for fiscal year 2005.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Brad Skinner

U.S. Securities and Exchange Commission

October 12, 2007

•	The Company may not asset staff comments as s defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned or Alisande M. Rozynko, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Wang Hong Jun
Wang Hong Jun
President

Enclosures

CC:	Alisande M. Rozynko
Crone Rozynko LLP